Exhibit 99.1

PolyPid Regains European Commercialization Rights for D-PLEX₁₀₀, Expanding Global Commercialization Opportunities

PETACH TIKVA, Israel, October 1, 2026 -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), an innovative biopharmaceutical company dedicated to improving patient outcomes by elevating treatment effectiveness, right where care begins, today announced that PolyPid and ADVANZ PHARMA have mutually agreed to terminate their 2022 exclusive License, Distribution and Supply Agreement for D-PLEX₁₀₀ in Europe. As a result, the exclusive European commercialization rights for D-PLEX₁₀₀ have reverted to PolyPid.

“We appreciate the collaboration with the ADVANZ PHARMA team over the past several years and thank them for working with us to reach a mutually agreeable conclusion,” said Dikla Czaczkes Akselbrad, Chief Executive Officer of PolyPid. “Since entering into the original agreement in 2022, several transformative milestones have been achieved, including the successful completion of our Phase 3 SHIELD II trial, completion of our New Drug Application (“NDA”) submission to the US Food and Drug Administration (“FDA”), our EMA submission, and the establishment of our recently announced North American commercialization partnership with Azurity Pharmaceuticals . We believe that this makes D-PLEX₁₀₀ a highly attractive opportunity for multinational pharmaceutical companies looking to enhance their product portfolio in the surgical site infection space in Europe and other large markets.”

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is an innovative biopharmaceutical company dedicated to elevating treatment effectiveness, right where care begins. The Company develops long-acting, controlled-release drugs designed to deliver therapy precisely at the site of care, addressing critical unmet medical needs across a wide and diverse pipeline spanning surgical care, metabolic diseases, and beyond. PolyPid’s lead product, D-PLEX₁₀₀, successfully met its primary and all key secondary endpoints in the landmark Phase 3 SHIELD II trial for the prevention of surgical site infections. Guided by a commitment to precision and innovation, PolyPid is redefining how therapies perform and raise the standard of patient care. For additional Company information, please visit http://www.polypid.com and follow us on Twitter (X) and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its plans and expectations regarding the future commercialization of D-PLEX₁₀₀ in Europe following the termination of the ADVANZ PHARMA agreement, its evaluation of potential commercialization opportunities, the continued advancement of D-PLEX₁₀₀ toward potential regulatory approval and commercialization, and the potential role of D-PLEX₁₀₀ in improving surgical outcomes and addressing the burden of surgical site infections. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 25, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Company Contact:

PolyPid Ltd.
Ori Warshavsky
908-858-5995
IR@Polypid.com

Investor Relations Contact:

Arx Investor Relations
North American Equities Desk
polypid@arxhq.com